Exhibit 99

October 31, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Corrigendum issued by HDB Financial Services Limited (“HDBFS”), subsidiary of HDFC Bank Limited (“Bank”) dated October 31, 2024 with respect to filing of Draft Red Herring Prospectus

In continuation to earlier intimations made in this regard and further to the intimation made earlier in the day, please find enclosed a corrigendum issued by HDBFS in connection with filing of the Draft Red Herring Prospectus.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight

HDB/SLC/2024/1288

Date: October 31, 2024

To,

Listing Compliance Department BSE Limited P J Towers, Dalal Street, Mumbai - 400 001	Listing Compliance Department National Stock Exchange of India Limited Listing Department, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai – 400051

Dear Sir/ Madam,

Sub: Revised intimation of Filing of Draft Red Herring Prospectus

In furtherance of our intimation letter having reference number HDB/SLC/2024/1287 dated October 31, 2024, the Offer for Sale amount to be read as 1,00,000.00 million instead of 10,000.00 million, reproduced as below:

“Pursuant to the applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended, we wish to inform you that HDB Financial Services Limited (“Company”) has filed the Draft Red Herring Prospectus dated October 30, 2024 with the Securities and Exchange Board of India, BSE Limited and National Stock Exchange of India Limited, in connection with the Initial Public Offering of equity shares of face value of ₹ 10 each (“Equity Shares”) comprising of a fresh issue of Equity Shares aggregating up to ₹ 25,000.00 million and an offer for sale of Equity Shares aggregating up to ₹ 1,00,000.00 million by certain existing and eligible shareholders of the Company (collectively referred as the “Offer”). The Offer is subject to receipt of regulatory approvals, market conditions and other considerations.”

The above is for your information, records and dissemination.

Thanking you,

Yours faithfully,

For HDB Financial Services Limited

Sd/-

Dipti Khandelwal

(Company Secretary)

Membership No. F11340